November 28, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jerard Gibson
H. Roger Schwall

  Division of Corporation Finance

Re:	Lonestar Resources US Inc.

  Registration Statement on Form S-1 (File No. 333-214265)

  Submitted October 27, 2016

Ladies and Gentlemen:

This letter sets forth the responses of Lonestar Resources US Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 18, 2016 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 (File No. 333-214265) filed with the Commission by the Company on October 27, 2016 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

General

1.	Please revise your filing to provide all of the information required by Rule 430A.

Response: We acknowledge the Staff’s comment and undertake to provide in subsequent pre-effective amendments to the Registration Statement all material information other than information that the Company is entitled to omit pursuant to Rule 430A. We acknowledge that the Staff will need sufficient time to review an amendment to the Registration Statement containing such information and that the inclusion of such information may cause the Staff to issue additional comments on areas in the Registration Statement upon which the Staff has not previously commented.

Board Composition, page 109

2.	Please update your disclosure in this section to fully reflect the terms of your executed Board Representation Agreement, including disclosure of the initial designees to the board identified therein.

Response: We acknowledge the Staff’s comment and have added disclosure on page 110 of Amendment No. 1 to more fully reflect the terms of the Board Representation Agreement including the initial designees.

600 Bailey Avenue, Suite 200, Fort Worth, TX 76107 / 817.921-1889 Phone / 817.806.5112 Fax / www. lonestarresources.com

Signatures, page II-4

3.	Please revise your signature page to provide or specifically identify the signature for your controller or principal accounting officer. To the extent that an individual serves in and is signing in more than one capacity, please include the appropriate designation on the signature page.

Response: We acknowledge the Staff’s comment and have revised the signature page to Amendment No. 1 to include the signature of our Principal Accounting Officer.

*    *    *    *

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, David J. Miller, at Latham & Watkins LLP, at (713) 546-5400.

Very truly yours, Lonestar Resources US Inc.

By:	/s/ Frank D. Bracken, III
Frank D. Bracken, III
Chief Executive Officer

Cc:	J. Michael Chambers

Latham & Watkins LLP

David J. Miller

Latham & Watkins LLP